Exhibit a(5)(B)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated February 26, 2010, and the related Letter of Transmittal and any amendments or supplements thereto, and, other than as described in the following sentence, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.
Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
of
PORTEC RAIL PRODUCTS, INC.
at
$11.71 Net Per Share
by
FOSTER THOMAS COMPANY
a wholly-owned subsidiary of
L.B. FOSTER COMPANY
Foster Thomas Company, a West Virginia corporation (the “Purchaser”) and a wholly-owned subsidiary of L.B. Foster Company, a Pennsylvania corporation (“L.B. Foster”), is offering to purchase all outstanding shares of Common Stock, par value $1.00 per share (the “Shares”), of Portec Rail Products, Inc., a West Virginia corporation (“Portec”), at a purchase price of $11.71 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2010 and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).
THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MARCH 25, 2010, UNLESS THE OFFER IS EXTENDED.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among L.B. Foster, the Purchaser and Portec. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Portec (the “Merger”) with Portec continuing as the surviving corporation and a wholly-owned subsidiary of L.B. Foster. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of or reserved for issuance by Portec and Shares owned by L.B. Foster or the Purchaser or direct or indirect wholly-owned subsidiaries of L.B. Foster or Portec, all of which will be cancelled and extinguished, and any Shares held by stockholders who validly exercise appraisal rights under West Virginia law) will be converted in the Merger into the right to receive an amount in cash equal to $11.71 or any higher per Share price paid in the Offer, without interest thereon and less any applicable withholding or stock transfer taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.
The Portec Board of Directors, among other things, has unanimously (i) determined that the Merger Agreement and the Offer and the Merger are fair to and in the best interests of Portec and its shareholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the West Virginia Business Corporation Act and (iii) resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares and approve of the Merger Agreement and the Merger.
There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below) and (ii) the expiration or termination of all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable antitrust, competition or merger control laws. The Minimum Condition requires that there has been validly tendered and accepted, and not properly withdrawn prior to the expiration of the Offer, a number of Shares which, when taken together with the Shares, if any, beneficially owned by L.B. Foster, the Purchaser or any of their affiliates, represents at least 65% of the total outstanding Shares (assuming the issuance of all Shares (other than the Top-Up Option

Shares (as defined below)) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights). The Offer also is subject to other important conditions set forth in the Offer to Purchase.
Portec has granted to L.B. Foster and the Purchaser an option (the “Top-Up Option”) to purchase from Portec, at a price per Share equal to the Offer Price, a number of newly issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned, directly or indirectly, by L.B. Foster or the Purchaser at the time of such exercise, constitutes one Share more than 90% of the sum of (x) the total number of Shares outstanding immediately prior to acceptance of the Shares pursuant to the Offer plus (y) the total number of Shares that are issuable upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights, regardless of the conversion or exercise price or other terms and conditions thereof plus (z) the number of Shares issued pursuant to the Top-Up Option. The Top-Up Option is subject to certain additional terms and conditions. Upon the terms and subject to the conditions of the Merger Agreement, if, as of immediately after the expiration of the Offer and acceptance of the Shares validly tendered in and not properly withdrawn from the Offer, the expiration of any subsequent offering period, the purchase, if applicable, of the Top-Up Option Shares and, L.B. Foster or any direct or indirect subsidiary of L.B. Foster, taken together, owns at least 90% of the total outstanding Shares, L.B. Foster will effect a short-form merger of the Purchaser into Portec, with Portec surviving as a wholly-owned subsidiary of L.B. Foster, in accordance with the West Virginia Business Corporation Act as soon as practicable.
The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, March 25, 2010, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.
The Merger Agreement provides that, if on any scheduled Expiration Date of the Offer (as it may be extended in accordance with the terms of the Merger Agreement), all conditions to the Offer shall not have been satisfied or waived, Purchaser may, without the consent of Portec, (x) from time to time, extend the Offer in increments as determined by Purchaser to be reasonably necessary to cause such conditions to be satisfied and (y) extend the Offer for any period required by any regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer; provided, that, if all conditions have been met and the validly tendered Shares is greater than sixty-five percent, but less than ninety percent of the fully-diluted outstanding Shares of Portec, L.B. Foster may extend the Offer by no more than twenty business days; provided, further, that, if on any scheduled Expiration Date of the Offer (as it may be extended in accordance with the terms of the Merger Agreement), all conditions to the Offer shall not have been satisfied or waived, Portec may cause Purchaser to extend the Expiration Date by ten business days on a one time basis. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
The Merger Agreement also provides that L.B. Foster may in its sole discretion make available a subsequent offering period in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended. No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment.
For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when the Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of the Purchaser’s acceptance of such Shares for payment pursuant to the Offer. Upon the terms and conditions of the Offer, the Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price for such Shares with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders whose Shares have been accepted for payment. Payment for the Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.
Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after April 26, 2010, unless the Purchaser has already accepted them for payment; provided, however, that there will be no withdrawal rights during any subsequent offering period. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
Portec provided the Purchaser with Portec’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Portec’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
The receipt of cash by a U.S. Holder (as defined in the Offer to Purchase) of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Merger. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.
The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.
Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:	The Depositary for the Offer is:

1200 Wall Street West	Computershare Trust Company, N.A.
Lyndhurst, New Jersey 07071	c/o Corporate Actions
Call Toll-Free: (877) 864-5053	Suite Number V
Bank and Brokers call: (201)- 806-7300	250 Royall Street
Canton, MA 02021
February 26, 2010